UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING
SEC File Number: 000-50550
Cusip Number: N/A
(CHECK ONE): [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K
[X] Form 10-Q [ ] Form N-SAR [ ] Form N-CSR
For Period Ended: March 31, 2006
     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A
PART I. REGISTRANT INFORMATION
GREAT WALL ACQUISITION CORPORATION
(Full Name of Registrant)
Former Name if Applicable: N/A
660 Madison Avenue, 15th Floor, NY, NY        10021
(Address of Principal Executive Office, Street and Number)     (Zip Code)
PART II. RULES 12b-25 (b) AND (c)
     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate)
	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ]	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR or portion thereof, will be filed on or before the fifteenth calendar day following the prescribe due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III. NARRATIVE
     State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.
     The report of Great Wall Acquisition Corporation on Form 10-QSB could not be filed within the prescribed time period because the Company's financial statements were not completed and could not be completed within the prescribed time period without unreasonable effort or expense. As a result, the Company could not solicit and obtain the necessary review of the Form 10-QSB and signature thereto in a timely fashion prior to the due date of the report.
PART IV. OTHER INFORMATION
(1)	The name and telephone number of the person to contact in regard to this notification is Mitchell S. Nussbaum, Esq. at (212) 407-4159.

(2)	Have all other reports required under Section 13 or 15 (d) of the Securities and Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the Registrant was required to file such reports been filed? If answer is no, identify reports.

/ X / Yes / / No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

/ / Yes / X / No
The Registrant, Great Wall Acquisition Corporation, has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 15, 2006	Great Wall Acquisition Corporation (Registrant)

	By:	/s/ KIN SHING LI
		Name:	Kin Shing Li
		Title:	Chairman of the Board, Chief Executive Officer and Secretary (Principal Executive Officer and Principal Financial and Accounting Officer)